

May 5, 2014

Via E-mail
Thomas Prescott
Chief Financial Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901

> **Re: Synovus Financial Corp.**
> **Form 10-K for the period ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-10312**

Dear Mr. Prescott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2013 Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Allowance for Loan Losses, page 48

1. We note your disclosure that in the third quarter of 2013, you implemented a Dual Risk Rating allowance for loan losses methodology for certain components of the commercial and industrial loan portfolio, with full implementation expected to be completed in multiple phases over the next few years. Please tell us and revise future filings to disclose:

    a. the quantified impact of the change on your provision or allowance for loan losses during the period you adopted the change, and

     b. how you expect the change and future changes to impact future financial results and credit trends.

Non-GAAP Financial Measures, page 80

2. We note you disclose a non-GAAP financial measure entitled "pre-tax, pre-credit costs income" that adjusts income (loss) before income taxes for items unrelated to credit costs (e.g. restructuring charges, investment gains/losses, etc.). Please revise future filings to use a different title to more accurately describe this non-GAAP financial measure such as "adjusted pre-tax, pre-credit costs income", similar to that done for other non-GAAP performance measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at 202-551-3437 or me at 202-551-3423 if you have questions regarding our comments.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief